Partners (admitted in Hong Kong)

Pierre-Luc Arsenault[3]

Christopher Braunack[6]

Henry M.C. Cheng[6]

Michel Debolt[3]

Justin M. Dolling[6]

David Patrick Eich[1,5,6]

Liu Gan[2]

Wing Lau[6]

Douglas S. Murning[6]

Nicholas A. Norris[6]

John A. Otoshi[3]

Jamii Quoc[8]

Jesse D. Sheley[1]

Steven Tran[6,7]

Dominic W.L. Tsun[3,6]

Li Chien Wong

Ashley Young (non-resident)[6]

David Yun[6,7]

Registered Foreign Lawyers

Benjamin W. James[4]

Benjamin Su3

Qiuning Sun[3]

Shichun Tang[3]

David Zhang[3]

26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com

June 16, 2014

CONFIDENTIAL

VIA EDGAR

Ms. Barbara C. Jacobs, Assistant Director

Ms. Maryse Mills-Apenteng, Special Counsel

Mr. Edwin Kim, Attorney-Advisor

Mr. Stephen Krikorian, Accounting Branch Chief

Ms. Melissa Walsh, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	iDreamSky Technology Limited
Amendment No. 1 to Confidential Draft

Registration Statement on Form F-1

Submitted on May 16, 2014

CIK No. 0001600527

Dear Ms. Jacobs, Ms. Mills-Apenteng, Mr. Kim, Mr. Krikorian and Ms. Walsh:

                On behalf of our client, iDreamSky Technology Limited, a company incorporated under the laws of the Cayman Islands (the “Company”), we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 5, 2014, the second amendment (“Amendment No. 2”) to the Company’s confidential draft registration statement on Form F-1 (the “Registration Statement”) and certain exhibits thereto via EDGAR to the Commission on June 16, 2014. Simultaneously with the submission via EDGAR, the Company is delivering to the Staff via hand delivery five courtesy copies of this letter and Amendment No. 2 and, on a supplemental basis, supporting documentation (the “Supporting Documentation”) with respect to any updated industry data cited in the draft Registration Statement.

1.	Admitted in the State of Illinois (U.S.A.)
2.	Admitted in the Commonwealth of Massachusetts (U.S.A.)
3.	Admitted in the State of New York (U.S.A.)
4.	Admitted in the State of Texas (U.S.A.)
5.	Admitted in the State of Wisconsin (U.S.A.)
6.	Admitted in England and Wales
7.	Admitted in New South Wales (Australia)
8.	Admitted in Victoria (Australia)

Beijing        Chicago        Houston         London        Los Angeles        Munich        New York        Palo Alto        San Francisco        Shanghai        Washington, D.C.

June 16, 2014 Page 2	CONFIDENTIAL

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

Amendment No. 2 has been marked to show changes to the draft Registration Statement confidentially submitted to the Commission on May 16, 2014.

In addition to adding and revising the disclosure in response to the Staff’s comments, the Company has updated portions of the draft Registration Statement to reflect the Company’s developments since the Company initially submitted the draft Registration Statement. The Company has also included in the draft Registration Statement the unaudited consolidated financial statements as of and for the three months ended March 31, 2013 and 2014.

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended. In accordance with the procedures of the Commission for emerging growth companies, the enclosed draft Registration Statement is being submitted to the Staff in draft form and for the Staff’s review on a confidential basis.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 77

1.	We note your response to prior comment 28 that you believe the disclosure of your gross billings may cause you competitive harm. It is unclear how providing quantitative disclosure of period to period trends, such as the percentage of growth in gross billings, would cause you substantive competitive harm. Please revise or advise.

In response to the Staff’s comment, the Company has revised its disclosure on pages 84, 98 and 100 to provide the percentages of growth in gross billings from 2012 to 2013, and from the three months ended March 31, 2013 to the three months ended March 31, 2014.

June 16, 2014 Page 3	CONFIDENTIAL

Business

License Acquisition, page 117

2.	We note your response to prior comment 40 regarding the range of the percentage of gross billings you receive pursuant to your revenue sharing agreements with developers. On page 118, you describe the revenue sharing agreements as being “in line with the industry norm.” Please revise to provide us the basis for this assertion and describe what you mean by “industry norm.” Further, please revise to clarify how your revenue sharing percentages vary among your developers and with respect to particular games. For example, clarify whether established games in foreign markets provide a significantly higher revenue sharing percentage to those overseas developers compared to games developed domestically and/or without significant history of sales in foreign markets.

In light of the Staff’s comment, the Company has revised its disclosure on pages 126 and 163 to replace the term “industry norm” with “industry practice,” by which the Company means the revenue sharing arrangements typically adopted by game developers and game publishers in China’s mobile game industry.

The Company further submits that its statement that “its revenue sharing arrangements with game developers is in line with industry practice” is primarily based on management’s industry knowledge gained from its interactions with various players in the mobile game industry, including other game publishers, game developers, distribution channel providers and payment processing services providers. Further, the Company’s view with respect to industry practice is consistent with the observations of Analysys International, the independent market research firm whose industry and market data is cited in the draft Registration Statement. According to Analysys International, the revenue sharing arrangements between game publishers and game developers in China’s mobile game industry typically range from, as a percentage of gross billings generated from a given game, 75%-85% for game publishers and 15%-25% for game developers. Further, according to Analysys International, there is no major difference between the percentage ranges of revenue sharing arrangements for overseas mobile games imported to China and those for domestically developed mobile games. The Company has revised its disclosure on page 114 to present Analysys International’s observation.

The Company further submits that it negotiates revenue sharing arrangements with its game developer partners in arm’s length business negotiations and primarily based on various factors, including the Company’s market position and track record, the track record of the game developer, the nature and the revenue generation history or the Company’s evaluation of the potential of the specific game, and the parties’ prior relationships. It is, therefore, difficult to make a generalized statement that the revenue sharing arrangements for certain types of games are significantly more favorable to the developers than those for other types of games. The Company has revised its disclosure on page 126 to provide more details on how the Company negotiates its revenue sharing arrangements with its game developer partners.

June 16, 2014 Page 4	CONFIDENTIAL

Related Party Transactions, page 155

3.	We note your response to prior comment 54 regarding your related party transactions and we are unable to concur with your assertion. Please revise to describe all related party transactions since January 1, 2011, as required by Item 7.B. of Form 20-F.

In response to the Staff’s comment, the Company has revised its disclosure on page 164 to include all related party transactions since January 2011.

Underwriting, page 185

4.	Your response to prior comment 56 appears to indicate that the shares purchased through your directed share program by your officers, directors, and principal shareholders will be subject to lock-up agreements with the joint-bookrunners. If this is true, please revise your disclosure on page 192 to clarify.

In response to the Staff’s comment, the Company has revised its disclosure on page 200 to make the necessary clarification.

Notes to the Consolidated Financial Statements

Note 2.14 Revenue recognition, page F-23

5.	In response to prior comment 58, you indicate that for all your types of games, you are able to release game updates and special editions through SkyNet. In addition, we note from your disclosures on pages 113 and 123 that your cloud-based server and network infrastructure enable you to deliver games and that you routinely deliver massive amounts of content to millions of users across your platform. In light of these disclosures, please clarify your statement that developers are responsible for providing the game product desired by the game players used in your evaluation of principal agent considerations.

The Company submits that its principal agent considerations for the licensed games published during the two years ended December 31, 2013 (the “Prior Period”) are different from that for certain newly licensed games published during the first quarter of 2014. Specifically,

June 16, 2014 Page 5	CONFIDENTIAL

•	For the Prior Period:

With respect to all the game license agreements the Company entered into during the Prior Period, the Company releases game updates and special editions through SkyNet after receiving approval or endorsement of such updates or editions from the game developers. Pursuant to the game license agreements, the game developers have the right to review and approve the Company’s plans to redesign, update or market the games.

Before redesigning the overseas licensed games or launching updated versions of the games, the Company submits a redesign or update proposal to the game developers for their approval. Utilizing the data collected and analyzed through SkyNet, which is supported by the Company’s own servers, the Company makes suggestions in the proposal to optimize game specification, virtual goods merchandising strategies and game distribution. Once approval is obtained from the game developers or if no objection is raised by them within a certain period of time pursuant to the game license agreements, the Company creates and launches the localized versions or game updates using the source code of the games provided by the game developers.

Therefore, the Company considers that, under these game license agreements and during the Prior Period, game developers were ultimately responsible for providing the game product played by the game players, as they were the primary obligator with final authority to make decisions on the above matters.

•	For the first quarter of 2014:

During the quarter ended March 31, 2014, the Company entered into a new license agreement with a new developer for a mid- and hardcore game (the “New License Agreement”) under which the Company takes on primary operational responsibilities, such as determining game specification, as well as hosting and maintaining servers that support the content and functions in the games (the “game operation servers”), in providing game service to game players. Relevant details have been disclosed in the updated revenue recognition policy in the interim financial statements on pages 87-90 and F-66-F-68. Under the New License Agreement, the Company is not required to obtain approval or endorsement from the game developers prior to releasing game updates and special editions through SkyNet.

Therefore, the Company considers that, under the New License Agreement, it is responsible for providing the game products played by the game players and, therefore, is the primary obligor.

June 16, 2014 Page 6	CONFIDENTIAL

As a result, the Company’s evaluation of principal agent considerations for the Prior Period only includes game license agreements under which it assumes the role of agent, while the evaluation of principal agent considerations for the quarter ended March 31, 2014 includes both game license agreements under which the Company assumes the role of agent, as well as game license agreements under which it assumes the role of principal. Such difference has resulted in different presentation and recognition of game related revenues, as discussed in the Company’s response to the Staff’s next comment and as disclosed in our interim financial statements.

6.	You indicate in response to prior comment 58 that mid- and hard-core games are hosted and operated on the servers of the game developers or the Company on a case by case basis. Tell us how the party that hosts and operates these games impacts the presentation and recognition of revenue. Specifically address the following:

•	In regard to your principal agent considerations, you disclose that the developers are responsible for providing the game product desired by the game players and the hosting and maintenance of game servers for running the online mobile games is the responsibility of the developers. These factors, among others, support your conclusion to present revenue net of amounts paid to the game developers. Please clarify how you present revenue when you are responsible for providing the game product and hosting and maintaining the game servers. Identify which party the game player understands to be responsible for fulfillment. Refer to ASC 605-45-45-4.

•	In regard to the timing of revenue recognition, you disclose that the game developers are responsible for hosting and maintaining online game servers, so the obligation to operate mid- and hardcore mobile games does not affect the timing of revenue recognition. In arrangements that you host and operate mid- and hard-core games, explain how your obligation to operate these games impacts the timing of revenue recognition.

•	Revise your revenue recognition policy to address arrangements in which games are hosted and operated on your servers, or explain why a revision is not necessary.

In order to address the above comments, the Company first clarifies for the Staff the following:

•	Nature of the game servers hosted by game developers and the servers hosted by the Company supporting SkyNet

The Company submits that the functions offered by the servers hosted and maintained by the game developers for operating the licensed mid- and hardcore games are different from the functions offered by the servers hosted and maintained by the Company that support the SkyNet.

June 16, 2014 Page 7	CONFIDENTIAL

The servers hosted and maintained by the developers of mid- and hardcore mobile games are game operation servers. These servers support all the content and functions in the games and collect game play information generated by users in the games.

The Company’s SkyNet is supported by servers hosted and maintained by the Company for both mid- and hardcore games and casual games, which are used for the Company’s internal analysis, as previously noted to the Staff in the Company’s response to comment 58 in the Staff’s comment letter dated May 8, 2014. The Company uses these servers to collect and analyze a vast amount of user data transmitted to these servers through the SDKs embedded in the Company’s mobile game applications. However, the hosting and maintenance of these servers for internal data analysis would not affect the timing of revenue recognition by the Company because these servers do not directly support the content and functions in the games. In other words, servers supporting SkyNet are not game operation servers.

•	Hosting of the game operation servers

As discussed in the Company’s response to the Staff’s previous comment, during the Prior Period, all the game operation servers supporting the game playing of the licensed mid- and hardcore games were hosted and maintained by the game developers.

During the quarter ended March 31, 2014, under the New License Agreement, the Company began to host and maintain game operation servers for one new game. The arrangements for games licensed and in operation as of December 31, 2013 were not impacted.

•	Hosting of the SkyNet infrastructure

Since the beginning of the Prior Period, the Company has been hosting its SkyNet infrastructure to collect and analyze a vast amount of user data transmitted to these servers through the SDKs embedded in all of the games published by the Company mainly for internal analysis purpose.

June 16, 2014 Page 8	CONFIDENTIAL

With the above clarifications regarding the nature of different servers and the types of servers that were hosted by the Company and by game developers during different periods, the Company addresses the Staff’s comments as follows:

•	Staff comment (a)

Clarify how you present revenue when you are responsible for providing the game product and hosting and maintaining the game servers. Identify which party the game player understands to be responsible for fulfillment.

During the Prior Period, the game developers were responsible for providing the games and related services, as well as hosting and maintaining the game operation servers for licensed mid- and hardcore games. Accordingly, the Company recorded the game publishing service revenue from these licensed games, net of amounts paid to the game developers.

During the quarter ended March 31, 2014, the Company entered into the New License Agreement which resulted in different presentation and recognition of game related revenues for that game, as discussed in the Company’s response to the Staff’s previous comment. In addition to continuing to earn, on a net basis, the game publishing service revenue generated from games which the Company licensed during the Prior Period, the Company entered into the New License Agreement under which it took primary responsibilities in providing game services to game players, such as determining game specification and hosting and maintaining game operation servers. For the game under the New License Agreement, the Company records revenues generated from this game on a gross basis as primary obligor.

In addition, during the quarter ended March 31, 2014, the Company published its self-developed games and acquired games under which it was the primary obligor in providing the games to game players and the Company records these games revenues on a gross basis as primary obligor.

•	Staff comments (b) and (c) -

In arrangements that you host and operate mid- and hard-core games, explain how your obligation to operate these games impacts the timing of revenue recognition.

Revise your revenue recognition policy to address arrangements in which games are hosted and operated on your servers, or explain why a revision is not necessary.

The game under the New License Agreement, as well as the acquired games, are collectively referred to as the “New Games”.

During the Prior Period, the Company provided game publishing services to game developers and did not host game operation servers for its licensed mid- and hardcore games. Therefore a revision in this regard for the Prior Period is not necessary.

June 16, 2014 Page 9	CONFIDENTIAL

During the quarter ended March 31, 2014, as a result of the introduction of the New Games as noted in the Company’s response to comment (a), there were certain mid- and hardcore games which the Company assumed the obligation to operate by determining the game specification as well as hosting the game operation servers. The Company determined that it was obligated to provide ongoing services to the game players who purchased virtual items to gain enhanced game-playing experience over a period of time which the Company considers to be the average playing period. Accordingly, the Company recognizes the revenues ratably over the average playing period of these paying players, starting from the time when virtual items were delivered to the players’ accounts and all other revenue recognition criteria were met. Accordingly, the Company has updated its revenue recognition policy on pages 87-90 and F-66-F-68 (i) with respect to the principal agent consideration based on the new role the Company plays when providing these games to the players, and (ii) the timing of revenue recognition based on the situation where the Company is required to host and maintain the game operation servers.

7.	We note your Regional Distribution Agreement with Halfbrick Studios Pty. Ltd. dated March 7, 2014 filed as an exhibit. Please explain your revenue recognition policy for this arrangement, and tell us how it compares to the arrangement with Halfbrick in place during the year ended December 31, 2013. Describe the indicators used in your principal agent considerations. Refer to ASC 605-45-45. As part of your response, tell us how your analysis considered your obligation to provide first tier customer support, market analysis, and sales support to all of your customers and authorized end users.

The Company submits that with respect to the Regional Distribution Agreement with Halfbrick Studios Pty. Ltd. dated March 7, 2014 (the “New Halfbrick Agreement”), it performed an analysis in accordance with SAB Topic 13.A and considered the provision of first tier customer support to game players on behalf of Halfbrick, together with market analysis and sales support to Halfbrick, as perfunctory and inconsequential because (i) they are not the core obligations and the Company considering that the non-performance of these obligations would not cause a material breach of the New Halfbrick Agreement and (ii) there is no provision in the New Halfbrick Agreement that requires the Company to refund any of its publishing service revenue earned from Halfbrick.

June 16, 2014 Page 10	CONFIDENTIAL

As a result, it is considered that the Company’s failure to fulfill such an obligation would not result in Halfbrick having a contractual right to receive any refund from the Company. As a result, the Company concludes that these obligations would not impact the principal agent consideration or the timing of the revenue recognition.

The Company further submits that it referred to “ASC 605 Revenue Recognition - 45 Principal Agent Consideration (ACS 605-45-45)” and performed the following assessment based on the indicators therein with respect to the New Halfbrick Agreement.

Indicators under ASC 605-45-45

Gross indicator assessment (Yes, No, N/A, Neutral)

1. The entity is the primary obligor in the arrangement *	No

Pursuant to 605-45-45-4, whether a supplier or an entity is responsible for providing the product or service desired by the customer is a strong indicator of the entity’s role in the transaction. If an entity is responsible for the fulfillment of the obligations associated with delivering the products or rendering the services, including the acceptability of the products or services ordered or purchased by the customer, that fact is a strong indicator that the entity has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer.

The games are designed and developed by Halfbrick who contracted the Company to create and launch a localized version of their games in markets provided for in the license agreement. Data collected by the Company through SkyNet from other games are also analyzed and utilized in improving the Company’s localization of the games licensed from Halfbrick. The localization performed by the Company in the licensed games includes Chinese translation, modification of certain game scenes and virtual items for localized content and integration of SDK in the localized version to be compatible with certain wireless transmission protocols. The Company considered that these pieces of localization work would not substantially change the game playing method from the original licensed games.

Moreover, pursuant to clause 3(c) of the New Halfbrick Agreement, the localization is subject to the approval or endorsement by Halfbrick who owns the intellectual property and source codes of both the original licensed games, any of the localized versions and any derivative work of the licensed content that is created by the Company pursuant to clause 3(e).

June 16, 2014 Page 11	CONFIDENTIAL

Indicators under ASC 605-45-45

As a result, the Company considers that Halfbrick is responsible for providing the game products played by the game players in the transaction and Halfbrick as the game developer is responsible for fulfillment of the obligations associated with delivering the products purchased by the game players. Also, the Company considers that Halfbrick (i) bears more risks, because the original versions of the games were developed by Halfbrick at their own costs and the Company leveraged what was developed to create a localized version of the games, and (ii) is entitled to higher rewards than the Company is from the operation of these games.

The Company’s responsibility for executing the localization of the licensed games is not considered as a primary responsibility for fulfillment of the game.

Although the Company is responsible for customer support, it has fewer responsibilities than Halfbrick does in terms of the fulfillment of the obligations associated with delivering the games to game players, because these games are relatively easy to play and the technical support or customer service provided by the Company is not expected to be pivotal to the game players during game installation and game playing and is not a substantive indicator.

On the bases of the above, Halfbrick is considered as the primarily obligor to the game players.

2. The entity has general inventory risk — before customer order is placed or upon customer return*	No

The initial investment made by Halfbrick and the Company before revenue generation could be viewed as akin to inventory risk.

From Halfbrick’s perspective, the inventory risk would mainly be the costs incurred for research and development when developing the games.

For the Company, the Company incurs certain costs in connection with localization and marketing, but those resemble more to distribution costs than inventory costs.

June 16, 2014 Page 12	CONFIDENTIAL

Indicators under ASC 605-45-45

3. The entity has latitude in establishing price *	No

The license agreement between the Company and Halfbrick is silent on the determination of pricing of in-game purchases and virtual currency conversion.

In practice, the Company participates in the price setting process for virtual currency and in-game virtual items by making suggestions in the localization proposals.

However, Halfbrick has the ability to make the final decision in the details of the localization proposal, including the prices of virtual items. Halfbrick has the ultimate ability to change the prices at its own discretion, and the Company therefore does not have the ultimate ability to make any change to the pricing unilaterally and therefore has no latitude in setting the price.

4. The entity changes the product or performs part of the service *	No

Pursuant to 605-45-45-17, this indicator is evaluated from the perspective of the product or service itself such that the selling price of that product or service is greater as a result of an entity’s physical change of the product or performance of the service and is not evaluated based on other entity attributes such as marketing skills, market coverage, distribution system, or reputation.

First of all, the Company does not have the unilateral right to make changes to localized version of the games licensed from Halfbrick. All the localization requires approval by Halfbrick pursuant to the license agreement it entered into with Halfbrick pursuant to clause 3(c) of the New Halfbrick Agreement.

Secondly, the selling price of the in-game token and virtual items in the localized versions of Halfbrick’s games is effectively determined by Halfbrick.

In summary, the Company does not have sole discretion with respect to any changes to the games.

June 16, 2014 Page 13	CONFIDENTIAL

Indicators under ASC 605-45-45

5. The entity has discretion in supplier selection	No	As a game publisher, the Company has discretion in selecting mobile games, or developers, to enter into sub-licensing agreements, but the Company is not able to select supplier for a specific game based on the customer’s requirement because only one supplier offers the game and therefore this indicator is not applicable.

6. The entity is involved in the determination of product or service specifications *	No	The Company’s involvement in the determination of game specifications is limited to providing suggestions on the creation of the localized version and executing the localization after the suggested changes are approved by Halfbrick. Therefore, although the Company is involved in the determination of the game specification, Halfbrick is considered to have more involvement and control with respect to the operation of its games than the Company from the perspective of this indicator.

7. The entity has physical loss inventory risk—after customer order or during shipping	N/A	Given the nature of the product, no physical loss inventory risk exists.

8. The entity has credit risk	Neutral	Game players purchase in-game token or virtual items by paying the amount due upfront through the payment channels. The gross billings generated from game players would be deducted by the payment channels for the amount to be shared with the payment channels before the fund is wired to the Company for sharing with the distribution channels and Halfbrick. The gross billings generated from game players after deduction of the amounts shared by payment channels and distribution channels, as well as other agreed deductible items, are defined as Net Proceeds. Revenue shared among the Company and Halfbrick is based on either the gross billings or the Net Proceeds, as determined by Halfbrick and the Company on a game by game basis.

June 16, 2014 Page 14	CONFIDENTIAL

Indicators under ASC 605-45-45

Net indicator assessment (Yes, No, N/A, Neutral)

9. The amount the company earns is fixed	Yes

Pursuant to 605-45-45-17, if an entity earns a fixed dollar amount per customer transaction regardless of the amount billed to a customer or if it earns a stated percentage of the amount billed to a customer, that fact may indicate that the entity is an agent of the supplier and should record revenue net based on the amount retained.

According to the Company’s agreement with Halfbrick, each of the Company and Halfbrick earns a fixed percentage of the Net Proceeds. However, Halfbrick has the right to approve the pricing of in-game virtual goods and the conversion rate from real currency into the tokens proposed by the Company.

On the above basis, the Company is considered as agent of Halfbrick with respect to this indicator.

10. The supplier (not the company) is the primary obligor in the arrangement *	Yes	Refer to analysis for indicator 5 above.

11. The supplier (not the company) has credit risk	Neutral	Refer to analysis for indicator 8 above.

*	Being the indicators which the Company believes to carry more weight than the others based on the mobile game business model.

June 16, 2014 Page 15	CONFIDENTIAL

Based on the assessment done in accordance with ASC 605-45-45 above, Halfbrick is considered to be the primary obligor to game players under the New Halfbrick Agreement. It is therefore concluded that the Company functions as an agent in providing publishing, promotion and distribution services to Halfbrick. As a result, the Company records the game publishing service revenue from these licensed games, net of amounts paid to Halfbrick.

Comparing the terms of the agreement the Company previously entered into with Halfbrick on August 1, 2011 (the “Previous Halfbrick Agreement”) and the New Halfbrick Agreement, the Company submits that there are no major differences between the two agreements except for the provision of “customer support, market analysis and sales support,” which are considered as perfunctory and inconsequential as noted above. As such, the Company also considers itself as the agent in providing game publishing service to Halfbrick under the Previous Halfbrick Agreement.

*        *        *

If you have any questions regarding the draft Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell) or Benjamin Su at benjamin.su@krikland.com, +852 3761 3306 (work) or +852 9881 9371 (cell). Questions pertaining to accounting and auditing matters may be directed to the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, Tommy Cheung at tommy.cheung@cn.pwc.com, +86-755-8261-8001, the audit partner at PricewaterhouseCoopers Zhong Tian LLP, Y K Tong at y.k.tong@cn.pwc.com, +86-755-8261-8021, or the capital markets partner at PricewaterhouseCoopers Zhong Tian LLP, Laura Butler at laura.butler@cn.pwc.com, +86-10-6533-2363. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

June 16, 2014 Page 16	CONFIDENTIAL

Thank you for your time and attention.

Very truly yours,

/s/ David Zhang
David Zhang

Enclosures

cc:	Michael Xiangyu Chen, Chairman and Chief Executive Officer, iDreamSky
Technology Limited
Jun Zou, Chief Financial Officer, iDreamSky Technology Limited
Benjamin Su, Esq., Partner, Kirkland & Ellis International LLP
Tommy Cheung, Partner, PricewaterhouseCoopers Zhong Tian LLP
Y K Tong, Partner, PricewaterhouseCoopers Zhong Tian LLP
Laura Butler, Partner, PricewaterhouseCoopers Zhong Tian LLP

ANNEX A

Annex A

iDreamSky Technology Limited

Item	Statement in Form F-1	Page No. in Form F-1	Supporting Document	Page No. in Supporting Document
A.	China’s mobile Internet population has experienced significant growth in recent years, increasing from 73.1 million in June 2008 to 463.8 million in June 2013, representing a compound annual growth rate, or CAGR, of 44.7%, according to China Internet Network Information Center, or CNNIC. During this period, China’s mobile Internet population has experienced significant growth, increasing from 73.1 million in June 2008 to 463.8 million in June 2013, representing a CAGR of 44.7%, according to CNNIC.	2, 110	China Internet Network Information Center Statistical Report on Internet Development in China (June 2011)	15

B.	China’s mobile Internet population has experienced significant growth in recent years, increasing from 73.1 million in June 2008 to 463.8 million in June 2013, representing a compound annual growth rate, or CAGR, of 44.7%, according to China Internet Network Information Center, or CNNIC. During this period, China’s mobile Internet population has experienced significant growth, increasing from 73.1 million in June 2008 to 463.8 million in June 2013, representing a CAGR of 44.7%, according to CNNIC.	2, 110	China Internet Network Information Center Statistical Report on Internet Development in China (July 2013)	11

C.	As of June 2013, 64.6% of China’s mobile Internet population, or 299.8 million mobile Internet users, played mobile games, according to the Analysys Report.	2, 110	Analysys International Industry Report	29

D.	The size of the mobile game market in China has grown from RMB3.3 billion in 2010 to RMB13.9 billion in 2013, and is expected to reach RMB42.7 billion by 2016, according to the Analysys Report. Chart: China Mobile Game Market Size 2010-2016E (RMB billions) (page 110)	2, 110	Same as above	30

E.	According to CNNIC, China’s Internet population increased from 253.0 million in June 2008 to 590.6 million in June 2013, representing a CAGR of 18.5%.	110	China Internet Network Information Center Statistical Report on Internet Development in China (June 2011)	13

F.	According to CNNIC, China’s Internet population increased from 253.0 million in June 2008 to 590.6 million in June 2013, representing a CAGR of 18.5%.	110	China Internet Network Information Center Statistical Report on Internet Development in China (July 2013)	9

G.	According to the Analysys Report, China’s mobile game market is forecasted to grow at a CAGR of 45.4% from 2013 to 2016, compared to 24.9% and 11.7% for the web game and PC client-based game markets over the same period, respectively.	110	Analysys International Industry Report	25

H.	Driven by rapid economic growth and urbanization, the per capita disposable income of Chinese urban households has grown from RMB13,786 in 2007 to RMB24,565 in 2012, representing a CAGR of 12.2%, according to the PRC National Bureau of Statistics.	110	PRC National Bureau of Statistics	1

I.	For example, China’s mobile Internet penetration rate increased from 31.1% in 2012 to 37.0% in 2013, compared to 55.6% and 61.4% for the United States during the period, according to the Analysys Report.	111	Analysys International Industry Report	10

J.	According to the Analysys Report, in the second quarter of 2012, sales volume for smartphones surpassed that of feature phones for the first time. This disparity has continued to grow rapidly, and in the first quarter of 2014 sales volume for smartphones reached 100.1 million devices, approximately ten times of feature phone sales volume during the same period. Chart: Sales of Mobile Phones in China 2012Q1-2014Q1 (in millions devices)	111	Same as above	11

K.	According to the Analysys Report, in 2013, there were over 1.0 million mobile applications, or apps, available for Android, compared to over 750,000 for iOS.	111	Same as above	9

L.	Additionally, Android is the more popular operating system among China smartphone users, accounting for 62.8% of China’s smartphone game market by revenue in 2013, compared to 30.6% for iOS. Android is expected to be the operating system of choice for the majority of China’s smartphones in the near future.	111	Same as above	28

M.	There are currently over 1,000 mobile game content developers in China, according to the Analysys Report.	112	Same as above	18

N.	As a result, the mobile game content developer industry in China is highly fragmented, with only two developers individually accounting for over 5% of the content development market and the top ten developers accounting for only 51.0% of the market.	112	Same as above	18

O.	Chart: China Mobile Game Publishers’ Market Share by Number of Active Users (2013)	112	Same as above	37

P.	Chart: China Independent Mobile Game Publishing Platforms’ Market Share by Number of Active Users (2013)	114	Same as above	39

Q.	The revenue sharing arrangements between game publishers and game developers in China’s mobile game industry typically range from, as a percentage of gross billings generated from a given game, 75%-85% for publishers and 15%-25% for developers, according to the Analysys Report. There is no major difference between the percentage ranges of revenue sharing arrangements for overseas mobile games imported to China and those for domestic mobile games, according to the Analysys Report.	114	Same as above	19

R.	Table: Comparison of different characteristics of casual games and mid- and hardcore games	115	Same as above	42

S.	Table: Top-ranked casual games and game publishers as measured by active users in China in the first quarter of 2014, according to the Analysys Report.	115	Same as above	45

T.	Table: Top-ranked international branded games in China in the first quarter of 2014 by revenue	116	Same as above	51

U.	Table: Top-ranked international branded games in China in the first quarter of 2014 by active users, according to the Analysys Report	116	Same as above	50

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solution, including game redesign and porting, ongoing optimization, marketing, distribution, monetization, payment support and user-related services, which is especially valuable for overseas game developers. Our solutions help game developers acquire and monetize a large user base in China. All our games are free to download and play, and we monetize our game offerings and user base and generate revenues primarily through sales of in-game virtual items. Through our in-depth understanding of China's mobile game users, proprietary distribution channels that access a large user base, strong publishing and operation capabilities and data-driven product and service optimization that leads to more effective monetization, we believe we bring, and will continue to bring, compelling value to our game developer partners.

Our collaboration with our distribution and payment channel partners

In addition to our proprietary distribution channels, we also distribute our games by partnering with major app stores and mobile browsers in China, such as Tencent App Store, Qihoo 360 Mobile, 91 Wireless and UCWeb, mobile device makers and retailers, such as Lenovo, Huawei, ZTE and Suning, mobile carriers and mobile advertising agents. We believe this third-party distribution network allows us to reach substantially all of the Android- and iOS-based mobile Internet population in China. We also partner with almost all major payment service providers in China, including all three mobile carriers and major third-party payment service providers such as Alipay, Weixin Payments, China UnionPay and Yeepay. Our high-quality game portfolio and large user base incentivize our distribution and payment partners to work with us. This helps us provide easy access to our games and convenient payment solutions to our users, as well as seamless game publishing and monetization to our game developer partners.

We have grown significantly since our inception in 2009. Average MAUs of mobile games we distributed increased from 56.7 million in the first quarter of 2013 to 98.3 million in the first quarter of 2014. Our total revenues increased from RMB19.4 million in 2012 to RMB246.6 million (US$40.7 million) in 2013, and from RMB22.1 million in the three months ended March 31, 2013 to RMB174.1 million (US$28.0 million) in the three months ended March 31, 2014. We had net loss of RMB9.3 million in 2012 and net income of RMB27.8 million (US$4.6 million) in 2013. We had net loss of RMB0.7 million in the three months ended March 31, 2013, and net income of RMB33.2 million (US$5.3 million) in the corresponding period in 2014. We had adjusted EBITDA of negative RMB5.8 million in 2012, compared to adjusted EBITDA of RMB38.7 million (US$6.4 million) in 2013. We had adjusted EBITDA of RMB0.1 million in the three months ended March 31, 2013, compared to adjusted EBITDA of RMB44.7 million (US$7.2 million) in the corresponding period in 2014. We had adjusted net loss of RMB7.3 million in 2012, compared to adjusted net income of RMB28.9 million (US$4.8 million) in 2013. We had adjusted net loss of RMB0.5 million in the three months ended March 31, 2013, compared to adjusted net income of RMB33.3 million (US$5.4 million) in the corresponding period in 2014. For information regarding non-GAAP measures, adjusted EBITDA and adjusted net (loss) income, and a reconciliation of each adjusted EBITDA and adjusted net (loss) income to net (loss) income, see "Selected Consolidated Financial Information and Operating Data—Non-GAAP Measures."

Our Industry

B

China's mobile Internet population has experienced significant growth in recent years, increasing from A 73.1 million in June 2008 to 463.8 million in June 2013, representing a compound annual growth rate, or CAGR, of 44.7%, according to China Internet Network Information Center, or CNNIC. The increasing availability and prevalence of mobile Internet in China has driven the rapid growth of the mobile game market in recent years. As of June 2013, 64.6% of China's mobile Internet population, or 299.8 million mobile Internet users, played mobile games, according to the Analysys Report. The size of the mobile game market in China has grown from RMB3.3 billion in 2010 to RMB13.9 billion in 2013, and is expected to reach RMB42.7 billion by 2016, according to the Analysys Report. The growth drivers of China's mobile game market include China's economic growth, the increasing popularity of smartphones and the continuous development of network infrastructure. C D

2

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INDUSTRY

Fast-growing Mobile Game Industry in China

China has the world's largest Internet user base. According to CNNIC, China's Internet population increased from 253.0 million in June 2008 to 590.6 million in June 2013, representing a CAGR of 18.5%. During this period, China's mobile Internet population has experienced significant growth, increasing from 73.1 million in June 2008 to 463.8 million in June 2013, representing a CAGR of 44.7%, according to CNNIC.

The increasing availability and prevalence of mobile Internet in China have driven the rapid growth of the mobile game market in recent years. As of June 2013, 64.6% of China's mobile Internet population, or 299.8 million mobile Internet users, played mobile games, according to the Analysys Report. The size of the mobile game market in China has grown from RMB3.3 billion in 2010 to RMB13.9 billion in 2013, and is expected to reach RMB42.7 billion by 2016, according to the Analysys Report. The following chart sets out the historical and expected growth of China's mobile game market from 2010 to 2016:

3.3
4.1
5.4
13.9
23.8
33.8
42.7
2010
2011
2012
2013
2014E
2015E
2016E

Source: Analysys International

Furthermore, the growth of China's mobile game market is expected to outpace the other forms of online games in China. According to the Analysys Report, China's mobile game market is forecasted to grow at a CAGR of 45.4% from 2013 to 2016, compared to 24.9% and 11.7% for the web game and PC client-based game markets over the same period, respectively.

Growth Drivers of the Mobile Game Industry in China

In addition to the growing availability and prevalence of mobile Internet in China, the growth of China's mobile game industry is also driven by the following factors:

China's economic growth

China has experienced significant economic growth over the last decade and is currently the second largest economy in the world. Driven by rapid economic growth and urbanization, the per capita disposable income of Chinese urban households has grown from RMB13,786 in 2007 to RMB24,565 in 2012, representing a CAGR of 12.2%, according to the PRC National Bureau of Statistics. This increase in disposable income has led to increased spending on entertainment, including mobile games.

Increasing mobile Internet penetration

While the mobile Internet population in China has grown significantly in recent years, mobile Internet penetration in China is relatively low compared to other major economies, indicating greater room for growth.

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For example, China's mobile Internet penetration rate increased from 31.1% in 2012 to 37.0% in 2013, compared to 55.6% and 61.4% for the United States during the period, according to the Analysys Report. The continued expansion of China's mobile Internet population will further drive the growth of its mobile game market.

Popularity of smartphones and rising dominance of Android operating system in China

Smartphones are rapidly gaining popularity in China due to their increasing affordability and improving functionality. According to the Analysys Report, in the second quarter of 2012, sales volume for smartphones surpassed that of feature phones for the first time. This disparity has continued to grow rapidly, and in the first quarter of 2014 sales volume for smartphones reached 100.1 million devices, approximately ten times of feature phone sales volume during the same period. The following chart sets out sales of smartphones and feature phones in China for the periods indicated:

120
100
80
60
40
20
0
36.0
31.2
28.3
38.2
14.7
49.2
12.0
57.0
15.3
75.3
13.3
77.1
9.6
93.1
9.2
97.6
10.4
100.1
2012Q1
2012Q2
2012Q3
2012Q4
2013Q1
2013Q2
2013Q3
2013Q4
2014Q1
Smartphone
Feature Phone

Source: Analysys International

Android and iOS are the two major operating systems for smartphones. According to the Analysys Report, in 2013, there were over 1.0 million mobile applications, or apps, available for Android, compared to over 750,000 for iOS. Apps can significantly improve functionality and user experience on smartphones and contribute to the growing smartphone user base. In China, domestic app stores such as Tencent App Store, Qihoo 360 Mobile and 91 Wireless, serve as the key channels for PRC smartphone users to download and manage their apps. Additionally, Android is the more popular operating system among China smartphone users, accounting for 62.8% of China's smartphone game market by revenue in 2013, compared to 30.6% for iOS. Android is expected to be the operating system of choice for the majority of China's smartphones in the near future.

Continuous network infrastructure development

The continuing development of the 3G network and the roll-out of 4G technology in China are expected to deliver enhanced connectivity to mobile users in China, offering fast, stable and easy mobile access to the Internet and enable the transfer of relatively large files via mobile Internet, which will provide game developers with extra flexibility to create games with better graphics and greater complexity.

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Traditional Mobile Game Publishing Model

The following figure sets out the key participants in China's mobile game value chain:

Game Developers
Traditional Game Publishers
Mobile Carriers
Mobile App Stores
Device Pre-installation
Others
Distribution Channels
Users

Game Developers

Game developers focus on research and development and the creation of mobile games and intellectual properties. There are currently over 1,000 mobile game content developers in China, according to the Analysys Report. As a result, the mobile game content developer industry in China is highly fragmented, with only two developers individually accounting for over 5% of the content development market and the top ten developers accounting for only 51.0% of the market.

Traditional Game Publishers

Traditional game publishers license mobile games from game developers and focus on distribution, marketing and operation of the games. Leading publishers include iDreamSky, Chukong Holdings Limited, or Chukong, and China Mobile Games and Entertainment Group Limited, or CMGE. Other publishers include Yodo1, Ltd or Yodol, Rekoo Media Ltd., or Rekoo, NQ Mobile Inc., or NQ Mobile, Beijing Kunlun Wanwei Technology Co., Ltd., or Kunlun, and Beijing Bewinner Communications Co., Ltd., or Gamecomb. The following chart sets out the market shares of traditional mobile game publishers in China in 2013:

Others
4.8%
iDreamSky
23.0%
Gamecomb
6.0%
Kunlun
7.7%
NQ Mobile
10.2%
CMGE
10.4%
Rekoo
12.1%
Yodol
12.5%
Chukong
13.4%

Source: Analysys International

Distribution Channels

Distribution channels have direct access to end users and enable users to download mobile apps through the channel's user interface. While official app stores, such as Google Play for Android and the Apple App Store for iOS, are widely used in overseas markets, third-party app stores such as Qihoo 360 Mobile and 91 Wireless are the dominant distribution channels in China due to the fact that Google Play is not currently operating in China and PRC mobile Internet users are generally less mindful of the differences between official and third-party

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Major independent mobile game publishing platforms in China include iDreamSky, Chukong, CMGE, NQ Mobile, Shanda Interactive Entertainment Limited, or Shanda Games, and Shanghai WaPu Network Technology Co., Ltd., or Mobage. The following chart sets out the market shares of independent mobile game publishing platforms in China in 2013:

Others
7.2%
Mobage
4.8%
iDreamSky
30.6%
Shanda Games
5.7%
NQ Mobile
11.5%
CMGE
13.4%
Chukong
26.8%

Source: Analysys International

Revenue Sharing Arrangements Between Game Developers and Game Publishers

Competition

The rapid growth of the mobile game market in China has attracted various new entrants in the past two years, and this trend is expected to continue. As the number of mobile games in the market continues to grow, spending on marketing is expected to increase as more promotional efforts are required for a game to stand out from the increased competition. Publishers, independent publishing platforms and distribution channels are expected to benefit from this ongoing trend and gain bargaining power in the market. However, as the market continues to mature, there is expected to be increasing market consolidation, where weaker players will be acquired or eliminated.

Types of Mobile Games

Mobile games can be categorized into two main categories: (i) casual games and (ii) mid- and hardcore games.

Casual games

Casual games are games that can be played in short time intervals, feature simple gameplay, do not have high data or bandwidth requirements and have relatively low barriers to payment. Typical genres of casual games include puzzle games, parkour games and management simulation games.

Mid- and hardcore games

Midcore games are games that are easy to learn and yet provide players with more complexity and greater challenges than casual games. Typical genres of midcore games include social games and card games. Given their convenience to play and free-to-play model, midcore games tend to attract a large user base in a relatively short period of time and provide large user traffic to the game developer and publisher.

Hardcore games are games that provide players with the most complexity and the greatest challenges. They are typically versions of client-based massively multiplayer web games ported to mobile devices and are

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becoming more accessible and popular as smartphone technology and capabilities improve. Typical genres of hardcore games include role-playing games and strategy games. Although front-end design of mobile hardcore games, including user interface and input methods, may be significantly different from those on PCs, the back-end designs, including potential paying points and pricing of virtual items, are similar to their PC counterparts.

Mid- and hardcore games typically require higher time commitments from players and are designed with more paid virtual goods. Due to their higher stickiness and time commitment requirements, mid- and hardcore games tend to achieve more effective monetization rates than casual games.

The table below sets forth a comparison of different characteristics of casual games and mid- and hardcore games:

	Casual games	Mid- and hardcore games
User base	Broad and larger	Focused and smaller
No. of games	Many	Medium to a few
User stickiness	Medium	Medium to high
Development cost	Low	Medium to high
Monetization potential	Medium	High

Source: Analysys International

The table below sets forth the top-ranked casual games and game publishers as measured by active users in China in the first quarter of 2014, according to the Analysys Report:

Rank	Name of Game	Publisher
1	*Wechat Platform Single-player Game Series*	Tencent
2	*Temple Run 2*	iDreamSky
3	*Subway Surfer*	iDreamSky
4	*Pop Star*	ZPLAY
5	*Carrot Fantasy*	Kailuo Tianxia
6	*Carrot Fantasy 2*	Kailuo Tianxia
7	*Plants vs. Zombies 2*	PopCap
8	*Fishing Joy 2*	Chukong
9	*Fruit Ninja*	iDreamSky
10	*Candy Crush Saga*	King.com

Source: Analysys International

International Branded Games in China

International branded games are popular games launched and well-received by users in a number of countries or on a global basis. International branded games usually attract a large group of loyal users and tend to have longer life cycles than local games. As a result, international branded games are sometimes referred to as "ever-green games" that can provide monetization potential over a long period of time, such as several years. Moreover, international branded games enjoy strong brand awareness and the themes and characters in the games can be developed into many other products, such as movies, toys, dolls and even theme-parks.

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The chart below sets forth the top-ranked international branded games in China in the first quarter of 2014 by revenue:

Rank	Name of Game	Publisher
1	*Temple Run 2*	iDreamSky
2	*Subway Surfer*	iDreamSky
3	*Clash of Clans*	Supercell
4	*Boom Beach*	Supercell
5	*Tower of Saviors*	Tencent
6	*Million Arthur*	Shanda Games
7	*Plants vs. Zombies 2*	Pop Cap
8	*Hay Day*	Supercell
9	*Fruit Ninja*	iDreamsky
10	*Hello Hero*	Chukong

Source: Analysys International

The chart below sets forth the top-ranked international branded games in China in the first quarter of 2014 by active users, according to the Analysys Report:

Rank	Name of Game	Publisher
1	*Temple Run 2*	iDreamSky
2	*Subway Surfer*	iDreamSky
3	*Pop Star*	ZPLAY
4	*Plants vs. Zombies 2*	PopCap
5	*Fruit Ninja*	iDreamSky
6	*Candy Crush Saga*	King.com
7	*Talking Tom Cat 2*	OutFit 7
8	*Despicable Me: Minion Rush*	Gameloft, CMGE
9	*Flappy Bird*	Dong Nguyen
10	*Ski Safari*	Yodo1

Source: Analysys International

116

China Internet Network Information Center CNNIC

CNNIC
June 2011

with an increase of 8.40 million compared with those at the end of 2010.

10,000 persons
40000
30000
20000
10000
0
30894
38137
38977
2010.6
2010.12
2011.6
2010.6 2010.12 2011.6

Fig 3 Scale of home broadband netizens

(III) Scale of mobile phone netizens

In the first half of 2011, the scale of mobile phone netizens saw steady increase. By the end of June 2011, the number of Chinese mobile phone netizens[3] has reached 318 million, with an increase of 14.95 million compared with that at the end of 2010. The growth slows down eminently though mobile phone netizens remain a growing trend in China.

10,000 persons
30000
20000
10000
0
7305
11760
15548
23344
27678
30273
31768
44.90%
61%
32.2%
50.1%
18.6%
9.4%
4.9%
70%
60%
50%
40%
30%
20%
10%
0%
2008.6
2008.12
2009.6
2009.12
2010.6
2010.12
2011.6
Mobile phone netizens
Half-year growth rate

Fig 4 Scale of mobile phone netizens

(A)

Chinese mobile phone netizens had witnessed rapid growth during 2008-2010, especially from the second half 2008 to the first half of 2010, the net increase of mobile phone netizens is as

[3] Mobile phone netizens: Netizens accessing to Internet by mobile phone in the past six months, but not limited to those accessing to Internet only by mobile phone.

The 28th Statistical Report on Internet Development in China
Page 15/ 58

China Internet Network Information Center CNNIC

CNNIC
July 2013

mobile phones to access the Internet rose from 74.5% to 78.5%, a higher growth rate than that of the second half of 2012. According to the data released by the Ministry of Industry and Information Technology, the number of users who use mobile phone to access the Internet in China had reached 783 million by May 2013. Despite the difference[2], , the data above indicated that the size of Chinese mobile Internet users is huge, and maintains a momentum of rapid development.

Size of Chinese mobile phone Internet users and their
percentage in all Internet users
10,000 persons
60000
45000
30000
15000
0
100%
80%
60%
40%
20%
0%
60.8%
65.9%
66.2%
65.5%
69.3%
72.2%
74.5%
78.5%
23344
27678
30274
31768
35558
38825
41997
46376
2009.12
2010.6
2010.12
2011.6
2011.12
2012.6
2012.12
2013.6
Size of mobile phone Internet users
Percentage of mobile phone Internet users in all Internet users

Source: Statistical Survey on Internet Development in China 2013.6

Figure 3. Size of Mobile Phone Internet Users

(B)

As the third growth cycle of the development hisory of mobile phone Internet, the new round of rapid growth starting from the first half of 2013 benefited from popularity of 3G, development of wireless network (including development of public and private WiFi) and innovation of mobile phone applications. The rapid popolarity of 3G and expanding coverage of wireless network laid a good foundation for mobile phone Internet access in terms of user and network, not only faciliating more users to access the Internet conveniently, but also enhancing various online experiences, especially the use of various big-flow data applications. Various mobile phone applications closely tied to life added more impetus for Internet users to access the Internet through mobile phone, especially, applications based on the demand of real life such as mobile

[2]The statistical data of CNNIC and the data released by the Ministry of Industry and Information Technology are different from each other due to the difference in statistical calibers: The statistics of CNNIC was based on the persons who use mobile phone to access the Internet, while the statistics of the Ministry of Industry and Information Technology was based on the user IDs through which users access the Internet (number of user IDs), therefore, the data released by the Ministry of Industry and Information Technology is greater than that released in the survey of CNNIC: 1) A mobile Internet user may use more than one numbers simultaneously, according to the survey conducted by CNNIC, on average, each mobile Internet user has 1.45 mobile phone number; 2) The Internet users recorded by CNNIC through telephone interview only include Internet users who take initiative to access the Internet.

The 32nd Statistical Report on Internet Development in China 11

4.3 中国移动游戏市场用户规模

2012Q1-2013Q4中国移动游戏市场用户规模
Size of mobile game market in China for 2012Q1-2013Q4 (by number of users)
用户规模(万) Number of users (unit: 10,000)
环比增长率 Year-on-year growth rate
45000
40000
35000
30000
25000
20000
15000
10000
5000
0
50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
16.5%
7.4%
8.1%
15.4%
8.0%
9.5%
19.0%
8.7%
18,923
20,320
21,960
25,349
27,378
29,979
35,684
38,796
2012Q1
2012Q2
2012Q3
2012Q4
2013Q1
2013Q2
2013Q3
2013Q4
来源：易观国际·易观智库
SOURCE: EnfoDesk © Analysys International
www.enfodesk.com
www.eguan.cn

图 4.4 2012Q1-2013Q4 中国移动游戏市场用户规模

2013 年，是中国移动游戏市场快速发展的一年，移动终端的快速普及培养了基础性用户规模；移动游戏产品的丰富、类型的多样也促进了由移动终端用户向移动游戏玩家的转变。

预计截至 2013 年第 4 季度，中国移动游戏市场玩家数量达到 3.88 亿，玩家数量整体呈快速增长态势，无论在单机与网游的玩家活跃均有不同程度的提高，2014 年，这一状况将继续得到加强。

4.4 中国移动游戏市场规模预测

EnfoDesk 易观智库预计接下来的 2014 年，中国广义网络游戏市场的整体规模将超过千亿元人民币，达到 1093.5 亿元，较去年增长 29.9%；2015 年将达到 1319.8 亿，较之 2014 年增长 20.7%；2015 年达到 1524.9 亿元，较上一年增长 15.5%。

29

China Mobile Game Market Size (Predicted) 2010 – 2016
2010年至2016年中国移动游戏市场规模预测
市场规模（亿）
Market size (100 million)
增长率
Growth rate
550
500
450
400
350
300
250
200
150
100
50
0
180%
160%
140%
120%
100%
80%
60%
40%
20%
0%
32.90
41.29
54.28
138.82
237.56
338.43
427.05
61.2%
25.5%
31.5%
155.7%
71.1%
42.5%
26.2%
2010
2011
2012
2013
2014(F)
2015(F)
2016(F)
注：中国移动游戏市场规模，即中国游戏企业在移动游戏业务方面的营收总和。具体包括其运营及研发的移动游戏产品所创造的用户付费收入以及企业间的游戏研发与代理费用，游戏周边产品授权，内容外包与海外代理授权费用的总和。
来源：上市公司财务报告、专家访谈、厂商深访以及易观智库推算模型得出。
来源：易观国际·易观智库
SOURCE: EnfoDesk © Analysys International
www.enfodesk.com
www.eguan.cn

see following page for translation

图 4.5 2010-2016 中国移动游戏市场规模预测

移动游戏方面，随着中国智能手机渗透率的不断提高，移动互联网的迅速普及，以及一大批标杆性产品的推动，2013 年移动游戏迎来了一个快速发展的阶段。尽管市场高速发展的同时暴露出一些问题，部分市场参与者将面临洗牌，但随着智能手机在中国市场的渗透率将进一步提升和人口红利进一步被挖掘，移动游戏市场规模明年仍将取得长足发展。

具体预测如下，2014 年中国移动游戏市场规模将达到 237.56 亿元，较上一年度增长 71.1%；2015 年将达 338.43 亿元，较 2014 年增长 42.5%；2016 年，市场规模将超过 427.05 亿元，较上一年度增长 26.2%。

4.5 中国移动游戏市场产业变革趋势

EnfoDesk 易观智库于近期进行 2014 年的市场预测与解读，在中国的互联网乃至移动互联网领域，对于 2013 年来说，游戏都是具有重要分析意义的市场，无论是在传统的 PC 端市场还是在移动游戏的领域，而 2013 年，中国移动游戏的整体市场规模将超过 800 亿的规模，在这之中，最主要的增长点在于移动游戏领域，在网络游戏成为中国互联网市场最大的

30

Translation of select excerpts

Item D. Analysys International Industry Report (page 30)

Notes: Size of the mobile game market in China means the total aggregate revenue derived from mobile game businesses of Chinese game companies. Specifically, this includes the user fee income derived from the operation, research and development of mobile game products and summary of fees based on video game development and agent costs among enterprises, authorization of video game peripheral products, content packaging and international agency authorizations.

Source: Calculations based on financial reports by various listed public companies, expert interviews, interviews with video game developers and Analysys International analytical models.

#37242271v1

China Internet Network Information Center CNNIC

Chapter II Scale and Structural Features of Netizens

I. Scale of netizens

(I) Overall scale of netizens

By the end of June 2011, the total number of Chinese netizens has reached 485 million, the Internet penetration rate is 36.2%, increased by 1.9% compared with that at the end of 2010.

The growth rate of netizens slows down remarkably, though it's still growing in size. In the first half of 2011, the growth rate of netizens is 6.1%, the lowest in recent years. Netizens increased 27.70 million, the absolute increase number is less than that (36 million) in the same period of the previous year (the first half of 2010).

10,000 persons
50000
40000
30000
20000
10000
0
40%
35%
30%
25%
20%
15%
10%
5%
0%
21000
25300
29800
33800
38400
42000
45730
48500
16.0%
19.1%
22.6%
25.5%
28.9%
31.8%
34.3%
36.2%
29.6%
20.5%
17.8%
13.4%
13.6%
9.4%
8.9%
6.1%
2007. 12
2008. 6
2008. 12
2009. 6
2009. 12
2010. 6
2010. 12
2011. 6
Number of netizens
Internet penetration rate
half-year growth rate

Fig 1 Scale and growth rate of Chinese netizens and popularity rate of Internet

Slowdown of the growth of netizens lies in the popularity of Internet application and lack of new stimulus. In 2009, Internet accessing by 3G mobile phone set off a new upsurge of growth of netizens. With the gradual release of technology and application energy, Internet is gradually penetrating into the population easy to be transformed to netizens, but the difficulty of penetration into non-netizens is currently growing.

Among the 815 million non-netizens, "ignorance of computer/network" is the key reason that they can't access to Internet, and the influence of this factor is increasing. By the end of 2009,

The 28th Statistical Report on Internet Development in China
Page 13/ 58

China Internet Network Information Center CNNIC

Chapter II Size and Structural Features of Internet Users

I. Size of Internet Users

(I) Overall Size of Internet Users

By the end of June 2013, the number of Internet users in China had reached 591 million, up by 26.56 million over the end of 2012. The Internet penetration rate had reached 44.1%[1], up by 2.0% over the end of 2012.

Size of Chinese Internet users and Internet penetration rate
10,000 persons
Number of Internet users
Internet penetration rate
100000
75000
50000
25000
0
50.0%
35.0%
20.0%
5.0%
-10.0%
28.9%
31.8%
34.3%
36.2%
38.3%
39.9%
42.1%
44.1%
38400
42000
45730
48500
51310
53760
56400
59056
2009.12
2010.6
2010.12
2011.6
2011.12
2012.6
2012.12
2013.6
Source: Statistical Survey on Internet Development in China 2013.6

Figure 1. Size of Chinese Internet users and Internet penetration rate

During the first half of 2013, the Internet penetration rate of China grew steadily, this is because that, on the one hand, the Chinese government made a series of policies to promote the informatization process and gradually realized the construction efficiency of basic network facilities in 2012, and popularity of broadband Internet and construction of mobile network directly promoted the use of Internet; on the other hand, the rapid popolarity of 3G and mobile devices and diversity of wireless applications significantly increased the number of mobile Internet users and promoted the rapid development of the Internet in China. Moreover, the

[1] The gross population based on which the penetration rate was calculated comes from "China Statistical Yearbook 2012".

The 32nd Statistical Report on Internet Development in China 9

4 中国智能手机游戏市场发展现状

4.1 中国游戏市场整体规模

China Internet Game Market Size 2010-2016E
2010年至2016年中国广义网络游戏市场规模预测
移动游戏 mobile games
网页游戏 web games
客户端游戏 PC client-based games
整体市场增幅 overall growth rate
单位：亿元人民币 unit: RMB billions
1800
1600
1400
1200
1000
800
600
400
200
0
60%
50%
40%
30%
20%
10%
0%
-10%
2010 317.04 40.8 32.90
2011 365.12 52.5 41.29 17.4%
2012 466.05 97.95 54.28 34.7%
2013 551.39 169.47 138.82 39.0%
2014(F) 631.66 224.26 237.56 27.2%
2015(F) 696.30 285.03 338.43 20.7%
2016(F) 767.58 330.30 427.05 15.5%
来源：易观国际·易观智库
SOURCE: EnfoDesk © Analysys International
www.enfodesk.com
www.eguan.cn

图 4.1 2010-2016 中国广义网络游戏市场规模及预测

2013 年，中国广义游戏市场高速增长，整体市场规模达到 859.68 亿元人民币，其中移动游戏市场规模达到 138.82 亿元，占全行业的 16.15%，就其体量来说，小于客户端游戏与网页游戏的规模，但是其较高的增长速度，远大于行业平均水平，成为未来三年内全行业的主要拉动力。

中国的客户端网络游戏经历十多年发展，已步入存量市场，规模增速放缓，部分企业营收增长出现停滞。自 2009 年以来，客户端游戏增长瓶颈始终困扰着整个行业。一方面移动游戏的兴起对端游市场产生一定分流作用；更重要的原因则在于，端游自身玩法老化、创新不足、同质化现象严重等问题始终没有得到有效解决。随着端游技术的进步和研发周期的完结，2013 年以来新产品推出节奏有所加快，游戏创新程度有所加强，未来对缓解产品老化现象有一定作用，但具体表现仍需等待市场进一步检验。

网页游戏方面，市场结束了 50%以上的年增长率，步端游后尘进入存量市场，放缓趋势明显。中国页游市场增速放缓一方面由于页游产品自身产品创新困难、同质化现象严重，另一方面研发商对于渠道过度依赖等问题，也是市场的发展速度放缓的重要原因。

25

Annual Per Capita Annual Disposable Income of Urban Households **Statistics**

Regions: National Total **Unit: Yuan**

	2007	2008	2009	2010	2011	2012
Per Capita Annual Disposable Income of Urban Households	13785.8	15780.76	17175	19109.44	21809.8	24564.72

PRC National Bureau of Statistics

(H)

2013 年，以终端、平台和服务为主要组成的移动互联网产业体系得到整体发展，正在极大改变中国互联网产业的格局，极大改变网民上网行为乃至生活方式，并进一步影响从政府到社会组织到各行各业的运行方式。

2014 年，移动互联网将进一步发展。新的服务形态、新的商业模式、新的技术将不断涌现，其与大数据、云计算应用的深度交融，将催生新兴的商业模式，从而对互联网产业乃至社会经济发展产生更大的影响。

Comparative Mobile Internet Penetration Rates between China and the U.S.

2012-2013中美移动互联网渗透率比较
中国
美国
China
USA
70%
60%
50%
40%
30%
20%
10%
0%
31.1%
55.6%
37.0%
61.4%
2012
2013
来源：易观国际·易观智库·中国互联网商情
SOURCE: Enfodesk © Analysys International
www.enfodesk.com
www.eguan.cn

图 2.2 2012-2013 中美移动互联网渗透率比较

从互联网渗透率来看，目前国内移动互联网发展从规模、收入、成熟度和技术来看，与发达国家之间仍有一定差距。2013 年中国移动互联网渗透率从 31.1%上升至 37%，而美国由 2012 年的 55.6%上升至 61.4%。中国移动互联网渗透率仍处于较低水平，上升空间巨大。

2.3 移动智能终端发展环境

据 Enfodesk 易观智库数据，2013 年前 3 季度，中国智能手机市场整体销量分别为 7528 万部、7711 万部、9308 万部，至第三季度，智能手机销量达到非智能手机销量十倍，中国智能手机市场座稳全球智能手机出货量第一的市场。

Enfodesk 易观智库预计，千元及以下智能手机将在未来继续成为推动中国手机市场销量增长的主力。随着智能手机厂商对市场份额的争夺日益激烈，低端智能手机的价格战将持续，国内厂商生产的享受运营商补贴的智能手机将进一步支持手机用户向智能手机的迁移，从而

(I)

10

带动智能手机出货量的增长。预计到 2014 年，手机用户向 4G 网络的迁移将成为智能手机市场增长的另一个驱动因素，到 2015 年智能手机销量将占中国手机终端市场整体销量的 90%以上，整体手机市场将被智能手机覆盖。

2014年第1季度中国手机市场整体销量
（不含水货和山寨机）
非智能手机销量
智能手机销量
单位：万台
12000
10000
8000
6000
4000
2000
0
3597
2828
1474
1201
1526
1327
959
920
1037
3117
3819
4917
5696
7528
7711
9308
9763
10014
2012Q1
2012Q2
2012Q3
2012Q4
2013Q1
2013Q2
2013Q3
2013Q4
2014Q1
来源：易观国际·易观智库·中国互联网商情
SOURCE: EnfoDesk © Analysys International
www.enfodesk.com
www.eguan.cn

图 2.3 2012Q1-2014Q1 中国手机市场整体销量

2013 年在运营商的主导下智能手机的价格将继续下沉，逐步渗透到三四线城市，另外高端智能手机品牌市场，更多的品牌将会加入，一定程度上将会继续拉动高端市场的销量，以及智能手机换机比率。这些将为智能手机渗透率逐步提高的根本因素。

而当智能手机渗透率过半后，这意味着消费结构将发生变化，成熟用户的二次或多次购买以及细分市场将成为增量空间，无论对整体终端市场还是移动互联网市场都将产生较大的影响。2013 年之前终端市场为大规模增量市场，之后将变为增量空间有限，行业内竞争进一步加剧。

2.4 用户需求环境

2013 年，中国移动互联网用户数量、应用水平、终端普及、市场规模等均呈现迅猛增长态势。

11

品深远的影响。

2013 年 8 月，国务院印发《关于促进信息消费扩大内需的若干意见》明确提出，要大力发展数字出版、互动新媒体、移动多媒体等新兴文化产业。2013 年 11 月，中国共产党十八届三中全会继续强调了“文化强国”概念，并指出将完善文化市场体系，提高文化开放度。国有文化企业在市场化过程中，能最大地发挥企业向市场化转变的优势。民营企业，尤其是市场化运行良好的龙头民营企业，可以向更多的文化领域渗入，从而做大规模。文化开放，国内外联营、传统和新兴媒体合作可期。在此大方向下，我国游戏出版产业势必迎来新的发展机遇。

2.2 移动网络环境

2010Q1-2013Q4移动互联网市场规模
市场规模（亿元 人民币）
环比增长率
1200
1000
800
600
400
200
0
80%
60%
40%
20%
0%
-20%
134 147 167 190 190 185 222 282 317 355 425 468 500 548 573 1,011
8.3% 9.5% 13.8% 13.7% 0.2% -2.9% 20.1% 27.4% 12.4% 11.9% 19.7% 6.7% 9.6% 4.6% 76.5%
10Q1 10Q2 10Q3 10Q4 11Q1 11Q2 11Q3 11Q4 12Q1 12Q2 12Q3 12Q4 13Q1 13Q2 13Q3 13Q4
来源：易观国际·易观智库·中国互联网商情
SOURCE: EnfoDesk © Analysys International
www.enfodesk.com
www.eguan.cn

图 2.1 2010-2013 中国移动互联网市场规模变化情况

2013 年， 在开放平台、超级 APP 和应用商店模式引领下，移动互联网在音乐、电商、游戏、搜索、位置服务、本地生活等领域的产业价值凸显。微信的上线与拓展、以 360 手机助手为代表的第三方应用商店太放异彩，移动游戏在本年度取得令人瞩目的成绩，这些因素都在共同推进移动互联网产业的发展。

2013 年，iPhone、iPod Touch 和 iPad 平台上共有超过 75 万款应用上线，安卓平台上线应用超过 100 万，微软在 2013 年授权和发布了超过 15 万款新应用和游戏，国内的中国移动 MM 平台上应用接近 15 万，注册开发者超过 370 万；腾讯应用宝、91 手机助手、360 手机助手、安卓场等应用商店也蓬勃发展。应用商店成为了移动互联网应用的主要市场，成为了移动互联网发展的强大助推器。

(K)

9

Translation of select excerpts

Item K. Analysys International Industry Report (page 9)

In 2013, over 750,000 apps were available on iPhone, iPod Touch and iPad, while Android apps numbered over 1,000,000. Microsoft authorized and published over 150,000 new apps and games. Domestically, China Mobile's MM platform had nearly 150,000 apps and over 3,700,000 registered developers. App stores from platforms such as Tencent, 91.com, 360.com and Android Market all experienced rapid growth. App stores have become the primary market for mobile Internet apps and have fueled the development of mobile Internet.

#37242271v1

Source of revenue of China's smartphone game market in 2013
2013中国智能机游戏市场收入来源
iOS 30.6%
安卓 62.8%
Android
安卓 62.8%
Android
iOS 30.6%
iOS
windows Phone 3.6%
其他 3.0%
other
来源：易观国际·易观智库·eBI中国互联网商情
SOURCE: EnfoDesk © Analysys International
www.enfodesk.com
www.eguan.cn

图 4.3 20132013 中国智能机游戏市场收入来源

从操作系统来看，安卓系统设备由于价格优势，得到迅速普及，用户规模继续扩大，收入份额激增，已超过超过整体收入份额的一半达到 62.8%。iOS 用户规模增长趋缓，收入份额保持稳定，在市场中仍然占据重要地位。iOS 系统和安卓系统仍然是目前最主流的两大智能手机系统，二者共同占据超过市场 90%的市场份额，成为移动游戏开发者最优先选择的智能手机系统。Windows Phone 系统在 2013 年渗透率增速有所提高，但仍属于小众系统，仅占不到 5%。

L

28

负责推广。

▫ 投资开发：主要是游戏运营商向开发商投资游戏进行开发，通过双方协定的合同来进行分配收入。

3.4 研发商

Competitive Landscape of Mobile Internet Video Game Developers in China for 2013

(N)

2013中国移动网络游戏研发厂商竞争格局
腾讯游戏 16.02%
乐动卓越 6.19%
银汉科技 4.99%
玩蟹科技 4.79%
蓝港在线 3.62%
数字天空 3.54%
盛大游戏 3.23%
艾格拉斯 3.14%
品志文化 2.77%
慕和网络 2.72%
Tap4Fun 2.39%
广州谷得 2.35%
RedAtoms 2.34%
掌趣科技 2.31%
顽石互动 2.25%
其他 37.43%
Tencent Games
Locojoy
Yinhan
Playcrab
Linekong
Other
注：1、中国移动网游研发厂商竞争格局，以其分成前营收规模计，即中国网络游戏企业在其自主研发的移动网络游戏方面的业务收入。2、具体包括其研发的移动网游产品所创造的用户付费收入以及企业间的游戏研发与代理费用，游戏周边产品授权，内容外包与海外代理授权费用的总和。
来源：上市公司财务报告、专家访谈、厂商深访以及易观智库推算模型得出。
see following page for translation
来源：易观国际·易观智库
SOURCE: EnfoDesk © Analysys International
www.enfodesk.com
www.eguan.cn

图 3.4 2013 中国移动网络游戏研发厂商竞争格局

(M)

2013 年，中国移动游戏市场的竞争态势日趋激烈，移动游戏研发商超过一千家，累计上线游戏产品超过万款。市场的繁荣也催生了大量的热门产品，相当数量的移动游戏企业依靠单款产品取得的巨大成功便占据了一定量级的市场份额。

目前中国移动游戏行业尚处于发展初期，行业高度分散，以乐动卓越、银汉科技为代表的典型移动游戏研发商的市场份额均未超过 7%，同样，2013 年的移动游戏竞争格局也产生

18

Translation of select excerpts

Item M. Analysys International Industry Report (page 18)

In 2013, the competitive landscape of China's mobile video game market has become progressively more intense. There are over 1,000 mobile video game developers and 10,000 total mobile game products available online.

#37242271v1

Translation of select excerpts

Item N. Analysys International Industry Report (page 18)

Notes: The level of competition among mobile Internet video game developers in China is calculated based on their respective revenues, defined as the business income derived from the research and development by Chinese Internet video game enterprises as relating to their mobile Internet video games. Specifically, this includes the user fee income derived from the operation, research and development of mobile game products and summary of fees based on video game development and agent costs among enterprises, authorization of video game peripheral products, content packaging and international agency authorizations.

Source: Calculations based on financial reports by various listed public companies, expert interviews, interviews with video game developers and Analysys International analytical models.

#37242271v1

China Mobile Game Publishers' Market Share by Number of Active Users (2013)
2013中国移动游戏发行商用户规模竞争格局
乐逗 23.0%
触控科技 13.4%
游道易 12.5%
热酷 12.1%
中国手游 10.4%
飞流 10.2%
昆仑游戏 7.7%
蜂巢游戏 6.0%
其他 4.8%
iDreamSky
Chukong
Yodo1
Rekoo
CMGE
NQ Mobile
Kunlun
Gamecomb
Others

注：1、中国移动游戏发行商：以游戏代理发行为主要经营业务的中国游戏企业。通过对游戏产品的独家代理，多渠道发行，来完成其业务经营。2、用户份额为以各平台在大陆市场中的全年活跃用户用户数统计。

来源：上市公司财务报告、专家访谈、厂商深访以及易观智库推算模型得出，部分数据将在2013年终盘点做相应调整。

see following page for translation.

来源：易观国际·易观智库 www.enfodesk.com
SOURCE: Enfodesk © Analysys International www.eguan.cn

图 5.4 2013 中国移动游戏发行商用户规模竞争格局

5.5 中国独立移动游戏发行平台竞争格局

5.5.1 2013Q4 中国独立移动游戏发行平台用户规模竞争格局

在 2013Q4 中国独立移动游戏发行平台用户规模竞争格局中，乐逗游戏、触控科技、中国手游用户规模方面位居前三。其中乐逗平台用户份额为 32.2%，触控平台用户份额为 23.1%，中国手游平台用户份额为 15.4%。在第四季度中乐逗游戏凭借新代理的全球精品游戏《地铁跑酷》，继续在用户份额方面保持领先；触控加大了网游代理方面的投入，一定程度上弥补了捕鱼达人用户流失带来的下滑；中国手游在下半年发力明显，产品多点开花以数量取胜，用户规模增长空间有限。

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Translation of select excerpts

Item O. Analysys International Industry Report (page 37)

Notes: China mobile game publishers refer to Chinese game companies whose major business is the distribution of mobile games. Their business operation takes the form of exclusive licensing and joint operations. Share of users is calculated based on the total number of active users yearly on each game publishing platform in China.

Source: Calculations based on financial reports by various listed public companies, expert interviews, interviews with video game developers and Analysys International analytical models. A portion of the statistics were adjusted when calculated at the end of 2013.

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Competitive Landscape of Independent Mobile Video Game Publishing Platforms in China (by User) in 2013

2013中国独立移动游戏发行平台用户规模竞争格局
乐逗 30.6%
触控科技 26.8%
中国手游 13.4%
飞流 11.5%
盛大游戏 5.7%
梦宝谷 4.8%
其他 7.2%
iDreamsky
Chukong
CMGE
NQ Mobile
Other
注：1、独立移动游戏发行平台：即以发行代理为主营业务的平台型发行商，是以用户为基础的包括发行、推广、运营、社区、账号等环节于一体的综合性服务平台。2、用户份额为以各平台在大陆市场中的全年活跃用户用户数统计。
来源：上市公司财务报告、专家访谈、厂商深访以及易观智库推算模型得出，部分数据将在2013年终盘点做相应调整。
来源：易观国际·易观智库
SOURCE: Enfodesk © Analysys International
www.enfodesk.com
www.eguan.cn

iDreamSky
Chukong
CMGE
NQ Mobile
Shanda Games
Mobage
other

see following page for translation

图 5.6 2013 中国独立移动游戏发行平台用户规模竞争格局

39

Translation of select excerpts

Item P. Analysys International Industry Report (page 39)

Notes: Independent mobile game publishing platforms refer to publishers whose primary business model is providing publication agent services. Their user-focused business is an integrated service platform that includes publishing, promotions, operations, community and account management. Share of users is calculated based on each publisher's annual number of active mainland Chinese users.

Source: Calculations based on financial reports by various listed public companies, expert interviews, interviews with video game developers and Analysys International analytical models. A portion of the statistics were adjusted when calculated at the end of 2013.

#37242271v1

了很多变化，许多新晋的游戏厂商进入，部分小团队被淘汰，在本年度，行业并购的事件也频繁发生。

3.5 发行商

移动游戏发行商

2013 年，传统的 SP 厂商、手握渠道资源的创业团队、拥有大量用户的游戏企业，开始意识到移动游戏市场中发行商的价值，并将其主营业务转型为移动游戏产品的代理发行中，利用他们的渠道资源、品牌优势、产品发行经验，实现变现，将更多的小团队研发作品推向市场。在这一过程中，年初蜂巢游戏代理《大掌门》获得成功，年中昆仑游戏代理《武侠 Q 传》在短期内取得规模化营收，年底中国手游娱乐集团利用多款产品的独代发行成功完成转型。通过一系列代理发行的成功案例，移动游戏发行商这一环节的价值得到证明。

移动游戏发行商推动产业的细分与精细化分工，有助于推动市场的专业化发展。大量的小团队在研发之外难以分出精力进行产品的发行；移动游戏产品生命周期短，快速迭代的特点需要更加精分与流程化的环节将产品推广出去；大量小型研发团队面对渠道的弱势，也使得代理给专业的发行商成为其一个较好的选择。对于移动游戏发行商本身来说，前期积累的渠道、用户与品牌资源需要变现，而移动游戏产品研发面临风险，以发行作为其主业有助于其更好的实现资源变现，扩大企业经营规模，分担经营风险。

在产业链上下游分成比例方面，发行商作为游戏运营、推广、客服的主体，是维持游戏日常运转的核心角色，承担游戏未来主要的经营风险，因此在分成比例上要高于研发商。目前移动游戏行业研发商分成比例普遍在 15%-25%左右，发行商分成比例普遍在 75%-85%左右。发行商在与研发商分成之后，还需承担分发渠道和支付渠道等费用。海外产品代理与国内产品代理，在分成比例上并没有明显差异，最终比例依旧以双方协商谈判的结果为主。 Q

独立移动游戏发行平台

即以发行代理为主营业务的平台型发行商，是以用户为基础的包括发行、推广、运营、社区、账号等环节于一体的综合性服务平台。具有平台属性的移动游戏发行商在在用户成本、交叉推广和渠道议价方面占据更大的竞争优势。为此，独立移动游戏发行平台在产业链中的地位将会越来越高。独立移动游戏发行平台较传统移动游戏发行商最大的进入壁垒在于以下几点：

平台型的业务布局：独立移动游戏发行平台不仅仅承担产品的发行作用，其业务已由单一的产品发行向用户关系、游戏引擎、分发渠道等周边基础服务扩展。其发行产品之间不再是以一个个产品孤岛，而是具有强相关性的产品集群。

品牌和用户资源：独立移动游戏发行平台通常具有多年的产品发行经验和深厚的业务积累，在品牌认知度上为广大玩家所熟知。独立移动游戏发行平台更注重用户的价值，因而在用户规模上远远超过传统的移动游戏发行商。

资本进入门槛高：独立移动游戏发行平台无论是在精品产品的独代上，还是产品的运营推广上都具有更高的要求。自身平台的搭建也需要大量的资金要求。

深厚的合作伙伴关系：在开发者、渠道、媒体关系上独立移动游戏发行平台具有更多资源，因此较传统移动游戏发行商往往更具话语权。

19

Translation of select excerpts

Item Q. Analysys International Industry Report (page 19)

Currently, the revenue sharing arrangements in the mobile game industry generally range from around 15-25% for game developers and around 75-85% for game publishers. Game publishers, after splitting revenues with game developers, must additionally undertake costs such as for distribution and payment channels. There is no major difference in revenue sharing whether representing overseas products or domestic products; whichever arrangement is dependent on commercial negotiations between parties.

#37251783v2

重度游戏

随着智能手机硬件条件和软件环境的进步，千元安卓手机的普及，重度游戏正在呈现崛起之势。重度游戏在玩法方面更为核心向、画面表现力更强、体验更震撼、配置需求高等。因此，重度游戏较中、轻度游戏玩家群体更窄，但是该部分玩家无论是在游戏需求、付费能力上均为最高水平，因而重度游戏为单个用户目前变现能力最强的产品类型。

	轻度游戏	中度游戏	重度游戏
用户群体	广	中等	狭小
产品数量	多	中等	少
玩家黏性	中等	较强	强
研发投入	低	中等	高
变现能力	中	较强	强

图 6.3 移动游戏产品细分类型比较

Ⓡ

42

Translation of select excerpts

Item R. Analysys International Industry Report (page 42)

Figure 6.3. Comparative breakdown of mobile game genres

	Casual games	Midcore games	Hardcore games
User base	Broad	Medium	Focused
Number of games	Many	Medium	Few
User stickiness	Medium	Higher	High
Development cost	Low	Medium	High
Monetization potential	Medium	Higher	High

#37251783v2

Top 10 casual mobile Games in China for 2014 Q1
(by user coverage)

Weixin Platform Single-Player Game Series
Temple Run 2
Subway Surfer
Pop Star
Carrot Fantasy
Carrot Fantasy 2
Plants vs Zombies 2
Fishing Joy 2
Fruit Ninja
Candy Crush Saga

2014年第1季度中国轻度移动游戏用户覆盖TOP10
微信平台单机游戏 12,479.06
神庙逃亡2 6,203.17
地铁跑酷 4,723.52
消灭星星 4,249.27
保卫萝卜 4,088.02
保卫萝卜2 4,054.83
植物大战僵尸2 3,459.54
捕鱼达人2 2,902.40
水果忍者 2,722.19
糖果粉碎传奇 2,148.35
（单位：万人）
0
2000
4000
6000
8000
10000
12000
14000
注：微信平台单机游戏：即腾讯自主研发的接入微信/QQ游戏平台的单机游戏，主要包括天天酷跑、天天飞车、全民飞机大战、天天爱消除、天天连萌、欢乐斗地主、节奏大师等游戏
来源：易观国际·易观智库
SOURCE: EnfoDesk © Analysys International
www.enfodesk.com
www.eguan.cn

S

units 10,000

Please see following page for translation

图 6.6 2014 年第 1 季度中国轻度移动游戏用户覆盖 TOP10

根据易观智库中国互联网应用监测系统监测主流渠道数据所得，2014 年第 1 季度中国移动游戏轻度游戏用户覆盖 TOP10 中，海外市场的明星级产品占据较多席位，如《水果忍者》、《神庙逃亡》、《地铁跑酷》等。这些产品在全球范围内受到用户追捧，并保持持续的生命力，在玩家群体中经久不衰。随着微信移动游戏平台的推出，腾讯在轻度游戏方面也开始发力，并且收效显著，其天天系列产品在整体用户覆盖中遥遥领先，这主要得益于微信自身的关系链和用户量。对于轻度游戏来说，其主要以休闲益智类型为主，占据用户大量碎片化时间，无论是在用户覆盖、启动次数还是使用市场方面均领先于其他类型游戏，其流量价值在日趋抬高的移动游戏推广成本中将发挥越来越大的作用。

45

Translation of select excerpts

Item S. Analysys International Industry Report (page 45)

Notes: Weixin platform single-player games refer to single-player games developed by Tencent that connect with Weixin/QQ platforms, mainly including *Tiantian Kupao*, *Speed Up*, *Quanmin Feiji Dazhan*, *Craz3match*, *Link Link*, *Fight the Landlord* and *Rhythm Master*.

#37251783v2

Rank	Product Name	Developer	Publisher	
	排名	产品名称	研发公司	发行厂商	
Temple Run 2	1	神庙逃亡 2	Imangi	乐逗	iDreamsky
Subway Surfer	2	地铁跑酷	Kiloo	乐逗	iDreamsky
Clash of Clans	3	部落冲突	Supercell	Supercell	
Boom Beach	4	海岛战争	Supercell	Supercell	
Tower of Saviors	5	神魔之塔	Mad Head	腾讯	Tencent
Million Arthur	6	百万亚瑟王	SQUARE ENIX	盛大游戏	Shanda Games
Plants vs Zombies 2	7	植物大战僵尸 2	PopCap	上海宝开	PopCap
Hay Day	8	卡通农场	Supercell	Supercell	
Fruit Ninja	9	水果忍者	Halfbrick	乐逗	iDreamsky
	10	Hello Hero	Fincon	触控科技	Chukong

图 6.14 2014 年第 1 季度海外精品游戏中国地区收入排行 TOP 10

Top 10 Premium Overseas Games in 2014 Q1 by Revenue Across China

7 中国移动游戏发行市场发展趋势研究

7.1 趋势预测

泛娱乐营销能力成发行商关键成功因素

发行商泛娱乐化营销趋势，与传统页游低俗、粗放的营销方式形成鲜明对比，极大地提高了移动游戏在广大用户心中的品牌形象。一部分具有远见的企业已开始抛弃低俗营销，而和影视界的、文学界等跨界合作，从而能更好的建立企业的形象。此外，玩家对这种电影式的营销方式的接受度也大大提高了对产品的好感度。

发行商大量采用明星代言的形式，拥有健康形象的代言人，不仅可以收获关注度，同时也很好的维护了游戏的品牌。目前中国网游市场的主力军以 80 后和 90 后为主，这与当下主流游戏人群的价值观相适应，游戏与影视合作印证了当下"注意力经济"的趋势。

从明星代言，漫画、影视、音乐等文化资源的整合让网络游戏实现了综合性娱乐互动的产业链。除了以往整合文学、漫画、影视、音乐等这些周边资源，网游产业还开始尝试泛娱乐平台服务。

泛娱乐浪潮将成为中国互联网产业变革的重要推动力量。而网络游戏具有相对较强的创新与活力，已先期尝试性贯穿文娱的各个子行业，如改编为文学作品、影视作品等。同时，国内网络游戏一般具有较强的文化属性，将逐渐成长为各种文化的综合体，因此将成为泛娱乐产业关键一环。

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7	崩坏学园	miHoYo	miHoYo
8	蛮荒记	第一波	第一波
9	神龙传说	xiaonan li	xiaonan li
10	开心消消乐	乐元素	乐元素

图 6.12 2014 年 Q1 中国区 iOS 新上线产品收入排行 TOP 10

6.4 中国海外精品引进状况研究

随着中国手机游戏产业的快速发展，越来越多的海外手游公司也瞄准了中国市场的潜力。海外游戏企业无论是产品品质还是研发能力，均领先于国内企业，尤其是日本、韩国同属东亚文化圈的文化相近优势使其产品更容易在中国获得成功。但海外游戏企业对国内市场缺乏了解，本地化难度较大，早先多以失败案例为主。随着中国一批在代理和运营上有实力的公司的涌现，海外通过独代入华也成为了新的市场热点。目前已经有一些国外手游厂商试图或已经通过海外代理的方式来进军中国市场，并获得了成功。

2014年第1季度海外精品游戏中国地区用户覆盖TOP10
神庙逃亡2 6,203.17
地铁跑酷 4,723.52
消灭星星 4,249.27
植物大战僵尸2 3,459.55
水果忍者 2,722.19
糖果粉碎传奇 2,148.35
会说话的汤姆猫... 1,920.71
神偷奶爸 1,351.61
Flappy Bird 1,294.70
滑雪大冒险 1,251.29
（单位：万人）
0 1000 2000 3000 4000 5000 6000 7000
来源：易观国际·易观智库
SOURCE: EnfoDesk © Analysys International
www.enfodesk.com
www.eguan.cn
Top 10 Overseas premium Games in 2014 Q1 (by users Across China)
unit: 10,000
Temple Run 2
Subway Surfer
Pop Star
Plants vs Zombies 2
Fruit Ninja
Candy Crush Saga
Talking Tom Cat 2
Despicable Me: Minion Rush
Ski Safari

图 6.13 2014 年第 1 季度海外精品游戏中国地区用户覆盖 TOP 10

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